

September 26, 2012

<u>Via E-mail</u>
Kirk W. Walters
Chief Financial Officer
People's United Financial, Inc.
850 Main Street
Bridgeport, Connecticut 06604

      Re: **People's United Financial, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2011
              Filed February 29, 2012
              Definitive Proxy Statement on Schedule 14A
              Filed March 7, 2012
              Form 10-Q for Fiscal Quarter Ended June 30, 2012
              Filed August 9, 2012
              File No. 001-33326

Dear Mr. Walters:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1. Business, page 1

1.   Your relationship with Stop & Shop appears to be material to your strategy. Please provide a discussion of your material agreements with Stop & Shop and file them as

Kirk W. Walters
People's United Financial, Inc.
September 26, 2012
Page 2

exhibits. Alternatively, tell us the basis for your determination that you are not substantially dependent on these agreements.

Item 1A. Risk Factors, page 11

2.   Please include a separate risk factor describing lending terms that have experienced higher default rates. The discussion should quantify the significance of such terms to your loan portfolio. For example, it appears that 15% of your residential mortgage loans as of December 31, 2011 were interest-only mortgages.

3.   Please include a risk factor discussing the fact that full and complete information relating to the first lien position for 88% of your HEL position was not available. The discussion should explain the logistical difficulties of obtaining information about the first lien and clearly state that you do not know if the loan in the first lien position is performing.

Changes in Our Asset Quality . . . , page 12

4.   Please expand this discussion to identify characteristic of your loan portfolio that would make it susceptible to deterioration.

The Success of Our Stop & Shop Branches . . . , page 12

5.   Please quantify the portion of your deposits held by your Stop & Shop Branches and your obligations to open additional branches. The disclosure should include Stop & Shop branches acquired from Citizens Financial.

Our Business Is Affected by the International, National, Regional and Local . . . , page 13

6.   We note your disclosure in the fourth paragraph that your loan portfolio is "geographically diverse." We also note your disclosure, such as in the last paragraph on page 10, that at December 31, 2011, approximately 71% and 12% of your total loan portfolio represents loans to customers within the New England states and New York, respectively. Please explain the apparent inconsistency. Additionally, please include a risk factor discussion disclosing the loan concentration in New England and New York. Your discussion should identify each state that accounts for more than 10% of your portfolio and discuss the potential adverse consequences of the concentration.

Changes in Federal and State Regulations . . . , page 14

7.   In order to provide investors with a better understanding of how the risks presented in this section could adversely impact your business and operations, please expand your disclosure to quantify the anticipated significant increase in regulatory compliance burden and costs, mentioned on page 23; quantify the impact on your revenue as a result

of the regulatory limits on interchange fees; and describe how anticipated restrictions affect the financial products and services you offer to your customers.

Asset Quality, page 64

Portfolio Risk Elements – Residential Mortgage Lending, page 65

8.   We note your statement that you do not engage in subprime lending. Please expand your discussion to explain how you define "subprime lending."

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 84

Interest Rate Risk, page 84

9.   We note that you use both Income at Risk simulation and an Economic Value of Equity at Risk model to measure your interest rate risk over various time horizons. Please address the following in your future filings with respect to your use of these models:

- Disclose the significant assumptions used in each model and address the reasons for any differences in these assumptions between the two models. In this regard, clearly explain whether your interest rate scenarios incorporate assumptions related to loan and deposit growth and pricing, changes in funding mix, product re-pricing and maturity characteristics.

- With respect to your Income at Risk simulation model, clarify the specific earnings measure that is being simulated (e.g., net interest income, net income, etc.).

- With respect to your Economic Value of Equity at Risk model, more clearly explain how your current interest rate risk position results in a neutral Economic Value of Equity at Risk position despite your disclosure that an immediate 100 basis point increase in interest rates would result in an approximate $50 million increase in net interest income.

- With respect to the internal policy limits set for each model, discuss management's procedures for addressing any breaches of such limits and whether any breaches of these internal policy limits have occurred during the periods presented.

- Provide additional context as to how investors should review the outputs of these models given the differences in the outputs of each model under the various interest rate scenarios.

10.   As a related matter, we note that both your Income at Risk and Economic Value of Equity at Risk disclosures present the impact from instantaneous parallel shifts of the yield curve. Please tell us whether you also evaluate the impact of changes in the slope of the yield curve in either of these simulation models and if so, please revise your future filings to disclose the results.

Notes to the Consolidated Financial Statements

Note 21 – Financial Instruments, page F-80

Derivative Financial Instruments and Hedging Activities, page F-81

11.   In your discussion on page F-81, you state that "amounts reported as derivative assets represent derivative contracts in a gain position, net of derivatives in a loss position with the same counterparty (to the extent subject to master netting arrangements) and posted collateral. Please clarify whether the amounts presented in the table on page F-83 are presented net and if so how you determined this presentation complies with ASC 815-10-50-4B which requires presentation on a gross basis. Please also revise your future filings to disclose your accounting policy related to offsetting as required by ASC 815-10-50-7.

Definitive Proxy Statement on Schedule 14A

Board Leadership Structure; Board's Role in Risk Oversight, page 12

Role of the Enterprise Risk Committee, page 13

12.   We note your disclosure in this section regarding management of enterprise-wide risk, including market/interest rate risk and liquidity risk, by the Enterprise Risk Committee and executive-level Chief Risk Officer, as well as your disclosure in "Market/Interest Rate/Liquidity Risks" regarding management of market/interest rate/liquidity risks by your Treasury and Finance Committee. We also note your disclosure on page 41 of your Form 10-K for the fiscal year ended December 31, 2011 of risk management by your Treasury group. Please provide expanded disclosure addressing each of the following:

- explaining in greater detail the responsibilities of your Enterprise Risk Committee, Treasury and Finance Committee, Chief Risk Officer, and Treasury group;

- describing how information is communicated up to the individuals and groups responsible for risk management; and

- explaining how the various groups communicate with each other.

13.   Please also expand your disclosure in future filings to explain your policies in the event of a risk limit breach. For example, please disclose how breaches in risk limits are reported to the Enterprise Risk Committee, your Chief Risk Officer, senior management, and the Board of Directors, and by whom. To the extent that your policies for reporting differ depending on the severity of the breach, please explain.

Compensation Discussion and Analysis, page 18

Assembling the Components, page 21

14.   We note your disclosure on pages 22 and 23 regarding the use of benchmark data as a "reference point," the establishment of "target ranges" for the separate elements making up each named executive officer's core compensation package, and the determination of base salary using the "percentile target range" established for the elements of core compensation. Please provide proposed disclosure to be included in future filings explaining how you use benchmark data as a reference point and quantifying target ranges used by your Compensation, Nominating and Governance Committee when making compensation decisions for each of your named executive officers.

Committee Actions Affecting 2011 Compensation, page 27

15.   We note your disclosure of the "variety of actions" that your Compensation, Nominating and Governance Committee took during 2011 that affected executive compensation for the year. Please describe the actions taken and the effect on compensation.

Establishing Performance Targets, page 31

16.   We note you adjusted the EPS performance measure to exclude the effects of certain non-routine items and that that the CEO may suggest that the Committee consider additional adjustments. Please identify the adjustments made to EPS and clarify which adjustments were determined as part of the goal setting procedures at the beginning of the performance period and which were based on the CEO's suggestion.

Rating Past Performance, page 31

17.   Please describe the personal objectives set for each of your named executive officers, discuss the level of achievement, and explain how the level of achievement was used to determine incentive compensation.

Other Board and Committee Actions, page 32

18.   We note your disclosure of a special one-time cash bonus awarded to Mr. Hoyt in
        recognition of his significant and extraordinary efforts on behalf of the company. Please
        describe these efforts and explain how the Compensation, Management and Nominating
        Committee considered these efforts in determining the amount of the bonus.

Form 10-Q for Fiscal Quarter Ended June 30, 2012

Management's Discussion and Analysis of Financial Condition . . . , page 49

Asset Quality, page 78

Portfolio Risk Elements – Home Equity Lending, page 80

19.   We note your disclosure on page 88 that a loan is generally placed on non-accrual status
        when it becomes 90 days past due or earlier if it has been identified as presenting
        uncertainty with respect to the collectability of interest and principal. We further note
        your discussion on page 81 as well as in your responses to prior comments in this area
        regarding the limitations of available lien position data for those junior lien loans in
        which you do not also hold or service the first lien. Please address the following:

        •   Your discussion on page 81 regarding the limitations of available lien position
                data for those junior lien loans in which you do not also hold or service the first
                lien appears to be limited to your home equity loan (HEL) portfolio. Please
                confirm whether the same holds true for your HELOC portfolio and revise your
                disclosure in future filings to clarify.

        •   Your disclosure on page 81 indicates that the percentage of new home equity
                originations for which you also hold the first lien has increased steadily from 40%
                in 2009 to 55% in 2012. We also note your disclosure that for home equity
                originations prior to January 2011, lien position data is only obtained once a loan
                reaches 75 days past due. To the extent possible, please tell us and revise your
                future filings to disclose as of the balance sheet date the percentage of your home
                equity portfolio that is in a junior lien position and of those loans, the percentage
                for which the first lien is held or serviced by others. To the extent that you cannot
                provide this data for your entire home equity portfolio based on the limitations of
                your data, please provide information regarding the approximate percentage
                of your home equity portfolio where you have been able to determine lien
                position data, and discuss the percentage that is in a junior lien position and of
                those loans, the percentage for which the first lien is held or serviced by others.

- Your disclosure indicates that for home equity originations prior to January 2011, lien position data is only obtained once a loan reaches 75 days past due. Please tell us whether you have made any additional efforts to ascertain the performance of the associated senior liens in order to justify the continued accrual of interest on your junior lien home equity portfolio. In this regard, we refer to recent Interagency Supervisory Guidance issued by the FFIEC that reminds institutions that performance of the associated senior lien should be taken into consideration when determining the accrual policy for junior lien loans and that such factors should be considered prior to foreclosure of the senior lien or delinquency of the junior lien.

- You discuss several factors that serve to mitigate the risk associated with the limitations on available first lien data, which include lower loan-to-value (LTV) ratios and higher credit scores. We further note that you consider these risk characteristics as key credit quality indicators in determining the appropriate classification of your retail loans as either high, moderate or low risk. Given the aforementioned, please consider revising your future filings to present LTV/CLTV data and FICO scores for your residential mortgage and home equity portfolios.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kirk W. Walters
People's United Financial, Inc.
September 26, 2012
Page 8

       You may contact Michelle Miller at (202) 551-3368 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or me at (202) 551-3675 with any other questions.

       Sincerely,

       /s/ Suzanne Hayes
       Suzanne Hayes
       Assistant Director